Exhibit 99.29

NOTICE

Annual General and Special Meeting of Shareholders

To be held on

Thursday, August 27, 2020 at 10 a.m. (Eastern Time)

at 995, Wellington Street, Suite 240

Montreal, QC H3C 1V3

Record Date: Monday, July 27, 2020

MANAGEMENT PROXY CIRCULAR

July 27, 2020

Pour recevoir l’avis de convocation à l’assemblée, la circulaire de sollicitation de procurations par la direction et le formulaire de procuration pour l’assemblée en français, prière de communiquer avec Mme Virginie Fortin, directrice, affaires juridiques et secrétaire corporative, par lettre adressée à Nouveau Monde Graphite Inc., 331, rue Brassard, Saint-Michel-des-Saints (Québec) J0K 3B0 ou par courriel à l’adresse suivante: vfortin@NouveauMonde.ca ou encore consulter lesdits documents sous le profil de la société sur le site Web de SEDAR à www.sedar.com.